

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2014

Via E-mail
Mr. Dean L. Ledger
Chief Executive Officer
Nanoflex Power Corporation
17207 N. Perimeter Dr., Suite 210
Scottsdale, Arizona 85255

> **Re: Nanoflex Power Corporation**
> **Registration Statement on Form S-1**
> **Filed February 11, 2014**
> **Response dated March 17, 2014**
> **File No. 333-193878**

Dear Mr. Ledger:

We have reviewed your response dated March 17, 2014 and we have the following comments.

Resale Prospectus General

1. We note your response to comment 4 of our letter dated March 10, 2014. We note that Rule 415(a)(1)(i) is not available for this offering as these transactions are not secondary offerings, since they appear to be primary offerings. Since you are not eligible to do an at the market offering on a primary basis pursuant to Rule 415(a)(4), please revise your disclosure throughout your registration statement to include a fixed price for the duration of the offering.

Distribution Prospectus General

2. We note your response to comment 7 of our letter dated March 10, 2014. These transactions appear to involve a primary distribution to the public, therefore the registration statement must include the information described in Item 507 of Regulation S-K and must identify the publicly held company and its shareholders as underwriters.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: <u>Via E-mail</u>
       Darren Ofsink, Esq.